1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of The Securities Exchange Act of 1934

For the Month of September 2003

MTR CORPORATION LIMITED

(Exact Name of the Registrant as Specified in its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-13904) OF MTR CORPORATION LIMITED AND MTR CORPORATION (C.I.) LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s railway operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

With respect to the Company’s property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	the Company’s ability to complete property developments on time and within budget;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	competition from other property developments;

•	the Government policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	The Registrant’s interim report (including interim consolidated financial statements and related notes thereto) relating to its financial condition and results of operations for the six months ended June 30, 2003.	5
12.1	Computation of Ratios of Earnings to Fixed Charges Based on HK GAAP.	A-1
12.2	Computation of Ratios of Earnings to Fixed Charges Based on US GAAP.	A-2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name: Lila Fong Title: Legal Manager (Secretarial)

Date: September 30, 2003

Exhibit 1.1

MTR CORPORATION LIMITED

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2003

Recent Developments

Railway Operations

Patronage on the MTR Lines (which comprise the Kwun Tong Line, the Tsuen Wan Line, the Island Line, the Tung Chung Line and the Tseung Kwan O Line) decreased by 3.0% to 360.2 million passengers in the six months ended June 30, 2003 from 371.4 million passengers in the same period in 2002. Furthermore, patronage on the Airport Express Line decreased by 29.7% to 2.9 million passengers in the six months ended June 30, 2003 from 4.1 million passengers in the same period in 2002. These decreases were primarily due to the effects of an outbreak of severe acute respiratory syndrome, or SARS, which is a new and highly contagious form of atypical pneumonia. Hong Kong, together with Canada, the mainland of China, Singapore, Taiwan and certain other areas, experienced a SARS outbreak that commenced in early 2003 and reached its peak in Hong Kong in March 2003. The SARS outbreak severely decreased economic activity and adversely affected economic growth in Hong Kong by, among other things, disrupting consumer spending and adversely affecting tourist arrivals. In particular, patronage on the MTR Lines during the first two months of 2003 prior to the SARS outbreak was 5.4% higher compared to the corresponding period in 2002, mainly as a result of the commencement of operations of the Tseung Kwan O Line in August 2002. After the SARS outbreak, however, patronage on the MTR Lines during the next four months of 2003 was 7.1% lower compared to the corresponding period in 2002, despite the additional patronage attributable to the Tseung Kwan O Line. Similarly, patronage on the Airport Express Line during the first two months of 2003 was 1.4% lower compared to the corresponding period in 2002, while patronage on the Airport Express Line during the next four months of 2003 was 43.3% lower compared to the corresponding period in 2002.

The Company believes that the adverse impact of the SARS outbreak on its railway operations is temporary as patronage on the MTR Lines has recovered and patronage on the Airport Express Line is gradually recovering. In particular, after reaching a low of 1.8 million in April 2003, average weekday patronage on the MTR Lines recovered to over 2.1 million in June 2003 and over 2.3 million in August 2003. Moreover, average Airport Express Line daily patronage decreased from 19,700 in March 2003 to 9,200 in May 2003, and increased to 12,700 in June 2003 and 22,100 in August 2003. Patronage on the Airport Express Line, however, continues to be adversely affected by the reduced air passenger traffic resulting from the weak economic environment. The Company’s overall market share for total franchised public transportation increased to 23.9% from 22.8%, primarily due to the recent opening of the Tseung Kwan O Line and despite continued growth in competition from bus services. The Company’s market share of the important cross-harbor trips increased from 57.5% to 58.2%, principally as a result of the Tseung Kwan O Line commencing operations in August 2002.

The Company expects the following factors to help improve its patronage and market share: (i) commencement of operations of the Tseung Kwan O Line and the opening of related new service areas for the MTR system; (ii) the increase in the number of tourists from the mainland of China; (iii) the increasing popularity of the North Point cross-platform interchange; (iv) the “ride 10 get 1 free” promotion that has been extended to January 4, 2004; (v) expected improvement in linkage with the Kowloon-Canton Railway Corporation’s West Rail, which is expected to open in the final quarter of 2003, provided by the new interchange station at Nam Cheong and the pedestrian link at Mei Foo station; (vi) other improvements of linkages with other modes of transport and intermodal fare discount schemes; and (vii) a number of marketing initiatives that were launched during the first half of 2003, including the “ride 5 get cash coupons” and “HK$2 for children and seniors traveling on MTR” promotions, as part of the Company’s SARS recovery program. Although the Company expects patronage to improve in the second half of 2003, actual patronage may not reach levels originally anticipated at the beginning of 2003, especially for the Airport Express Line.

The Company has continued to seek ways to lower operating costs. In particular, operations and maintenance activities and functions are increasingly being outsourced while optimization of non-traffic hours working schedules has increased productivity. Moreover, in order to mitigate the revenue loss from the SARS outbreak, the Company implemented a number of additional cost saving measures, including deferral of less critical revenue and capital works, revision of train service frequency during the SARS outbreak and, with the support of its employees, a limited form of no-pay leave for staff.

During the six months ended June 30, 2003, the Company continued to meet or exceed all statutory and pledged targets for its operations. In particular, further improvements to train service reliability and staff and passenger safety standards were recorded.

Projects

Penny’s Bay Rail Link

Work on the Penny’s Bay Rail Link project, which was awarded to the Company by the Government in July 2002, has been progressing on schedule with completion expected by July 15, 2005. As of June 30, 2003, the Company had awarded 13 of the 14 major civil engineering and mechanical and electrical contracts for the Penny’s Bay Rail Link project.

Tung Chung Cable Car

Work on the Tung Chung Cable Car project, which was also awarded to the Company by the Government in July 2002, has been progressing on schedule with completion expected by the second half of 2005. The Company expects to enter into the final project agreement and the entrustment agreements with the Government, under which the Company will carry out work ancillary to the Tung Chung Cable Car project on behalf of the Government, in the second half of 2003.

West Island Line Phase I

On January 21, 2003, the Government decided that the Company should proceed with the planning on the first phase of the West Island Line, which is expected to connect Sheung Wan and the Belcher’s estate by 2012, and which, in a second phase, will extend to Kennedy Town. The first phase of the West Island Line is estimated to cost HK$5.2 billion at December 2000 prices.

South Island Line

On January 21, 2003, the Government decided that the Company should also proceed with the planning on the South Island Line, which is estimated to cost HK$10 billion at December 2000 prices. From a proposed interchange with the West Island Line at Belcher station, the South Island Line envisages seven or more intermediate stations from the Cyberport to Happy Valley before connecting with the Island Line at Wan Chai station. The Company commenced studies on the South Island Line in July 2003, which included examining technical options as well as possible combinations of the South Island Line and the West Island Line to reduce capital expenditures.

Other Projects

On January 21, 2003, the Executive Council of the Hong Kong Special Administrative Region decided that completion of the North Island Link will be postponed until after 2016. The North Island Link is formed by the extension of the Tung Chung Line at Hong Kong station to connect with the Island Line at Fortress Hill station. The Company agrees with the Government’s decision to defer completion of the North Island Link, particularly in light of the reduced population growth forecast for Hong Kong and the already adequate capacity of its railway network for serving the northern part of Hong Kong Island as well as cross-harbor customers.

Other Businesses

Station kiosk rental revenue increased by 18.4% to HK$135 million in the first half of 2003 compared to the same period in 2002. This increase was mainly due to the additional shop space from the Tseung Kwan O Line and increased space resulting from improvements made to existing stations, which was partially offset by rental concessions offered to certain tenants due to the reduced business resulting from the SARS outbreak. Advertising revenue was similarly affected by the SARS outbreak, as well as the war in Iraq, and decreased by 13.5% to HK$160 million in the first half of 2003 compared to the same period in 2002. While the Company continues to respond to the needs of its advertising clients by introducing new formats and services, the Company also expects its advertising revenue to continue to be significantly affected by general economic conditions.

Revenue from telecommunications services in the first half of 2003 decreased by 1.1% to HK$90 million compared to the same period in 2002, primarily as a result of the decrease in payphone rental rates. The Company has continued to explore ways of generating additional revenue from the provision of telecommunications services. In particular, the Company intends to capitalize on the deregulation of the fixed network telecommunications market in Hong Kong by leveraging its extensive fibre-optic infrastructure to deliver wholesale fixed-line data and telephone services. TraxComm Limited, a wholly-owned subsidiary of the Company formed in 2002 to develop these services, was awarded a fixed-line telecommunications license from the Office of the Telecommunications Authority in June 2003.

Octopus Cards Limited continued to expand within and beyond the transportation industry in Hong Kong in the first half of 2003, helped by its expanding coverage in the retail sector and the increasing ease with which value can be added to the Octopus cards. In particular, Octopus cards can be used at various non-transport merchants and on all franchised public transport in Hong Kong. As of June 30, 2003, Octopus cards in circulation increased to 9.6 million from 8.6 million as of June 30, 2002, with 34 new service providers added in the first half of 2003. However, the average daily Octopus card transaction volume in the first half of 2003 decreased to 7.1 million from 7.6 million in 2002, with a decreased average daily transaction value of HK$48 million in the first half of 2003 compared to HK$50 million in 2002. As a result of increased costs relating to new businesses undertaken by Octopus Cards Limited as well as the impact of the SARS outbreak on the earnings of Octopus Cards Limited, the Company’s share of earnings from Octopus Cards Limited decreased by 45% to HK$11 million in the first half of 2003 from HK$20 million in the same period in 2002. Octopus Cards Limited intends to launch a series of promotion campaigns to promote Octopus card usage in the second half of 2003.

Revenue from external consultancy services increased significantly to HK$70 million in the first half of 2003 as compared to the same period in 2002 as the Company continued to capitalize on growing local and foreign demand for its design, operations, maintenance, project management and training services. In addition to winning contracts in Hangzhou and Chengdu in the mainland of China, the Company was also awarded contracts in Taiwan, Thailand and the United Kingdom during the first half of 2003. As over 50% of the current work under these contracts are long-term in nature, the Company expects these contracts to generate revenue over an extended period. The Company also entered into a memorandum of cooperation with the planning bureau of the Shenzhen municipal government to carry out a joint feasibility study of an extension to the Shenzhen Metro. Furthermore, the Company secured training consultancy work from the Shenzhen Metro and the Tianjin Binhai Mass Transit. Moreover, the Company was selected as one of the subcontractors to support the design, construction and operation of an electronic ticketing system for all surface public transport in the Netherlands, for which the Company will supply hardware, software, technical expertise and operational support services.

Property Development and Management

The Hong Kong property market remained weak in the first half of 2003 despite the Government’s new housing policy, which was announced in November 2002 in support of the property prices and under which the Government, the largest owner of land in Hong Kong, will suspend land sales until the end of 2003. In support of this policy, the Company has agreed in consultation with the Government to postpone property development tenders until after 2003. The SARS outbreak has also resulted in slower sales of property developments and a further decrease in property prices. With the containment of this outbreak, however, the Company does not expect SARS to further worsen the property market in the second half of 2003. In particular, the Company has been experiencing an increase in the number of sales transactions in its property portfolio since July 2003. Moreover, despite the weak property market conditions in Hong Kong, the Company launched the sale of Phase Two of the Seaview Crescent property development and Phase Two of the Caribbean Coast property development, with a total of 1,627 residential units at Airport Railway property development sites in the first half of 2003.

Two International Finance Centre was completed on schedule, and the practical completion certificate was issued on July 15, 2003. Marketing of the 18 floors totaling 500,000 square feet gross owned by the Company, located on floors 33 to 52 and branded as “Central 18 Zone at Two IFC”, began during 2002. With the issuance of the occupation permit in May 2003, the Company is currently in discussions with potential office tenants, and has recently reached an agreement with UBS AG on the principal terms for the lease of six floors with a total floor area of approximately 146,000 square feet for a period of ten years, subject to the signing of a formal lease agreement. Two International Finance Centre is expected to be ready for tenant occupation in the third quarter of 2003.

Despite the SARS outbreak, the Company’s four shopping centers continued to perform well, with a slight decrease in rental income of 2% to HK$437 million in the first half 2003 from HK$448 million in the same period in 2002. Occupancy rate remained unchanged at 99%. The Company expects rental income and occupancy rates at its investment properties to continue to be significantly affected by operating conditions in the retail sector in Hong Kong.

The Company’s property management business continued to expand during the first half of 2003. As of June 30, 2003 the number of residential units managed by the Company increased to over 46,000 from over 42,000 as of December 31, 2002. The commercial and shopping space in Hong Kong managed by the Company was approximately 4 million square feet as of June 30, 2003 and December 31, 2002.

Dividend

The Board of Directors of the Company (the “Board”) has declared an interim dividend of HK$0.14 per share with respect to the first half of 2003. The Company has offered a scrip dividend alternative to shareholders with Hong Kong addresses, which will allow such shareholders to receive all or a portion of their dividend in shares as opposed to cash. The interim dividend will be distributed on or about October 29, 2003 to shareholders whose names appear on the Register of Members of the Company as at the close of business on September 3, 2003. The Company’s majority shareholder, the Government through the Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that the amount payable in cash will not exceed 50% of the total dividend payable.

In order to provide assistance in respect of the Penny’s Bay Rail Link project, the Government agreed to ensure that any claim for or entitlement to (as against the Company) such amount of dividends representing the Government’s beneficial entitlement to cash dividends in respect of the financial year ended December 31, 2002 and thereafter as is equivalent to the “funding gap” will be waived as against the Company. For this purpose, the “funding gap” means a net present value amount (as at the end of 2001) of HK$798 million, calculated using a discount rate of 11.25% (being the expected rate of return on the project), as more particularly defined in the project agreement for the Penny’s Bay Rail Link. Accordingly, the Government will waive its entitlement to cash dividends with respect to the interim dividend described in the preceding paragraph.

Kowloon-Canton Railway Corporation

The Government is continuing to evaluate the feasibility of a possible merger between the Company and the Kowloon-Canton Railway Corporation (“KCRC”).

Consultative Government Paper on Public Transport Fares

The Company is currently studying the details of the Government’s consultative paper to the Legislative Council of the Hong Kong Special Administrative Region on public transport fares (the “Consultative Government Paper on Public Transport Fares”), which was issued on July 28, 2003 and discusses proposals to introduce a fare adjustment formula, a trigger mechanism for fare adjustments and a cap on the maximum rate of fare adjustments. Under these proposals, the Company would maintain its fare autonomy and the fare adjustment formula would only serve as a guideline for the Company in adjusting its fares. The Consultative Government Paper on Public Transport Fares stresses that any merger between the Company and the KCRC would have a critical impact on the proposed fare adjustment mechanism. The Company expects to continue discussions with the Government on the Government’s plan to develop a more objective and transparent process for public transport fare adjustment.

Management

Following Mr. Jack So’s decision that he would not seek to renew his contract as Chairman and Chief Executive of the Company when his contract expires in September 2003, the Board announced in April 2003 that the position of the Chairman and Chief Executive will be split into the positions of Non-Executive Chairman and Chief Executive Officer upon the expiration of Mr. So’s contract. Subsequently, the Company and the Financial Secretary Incorporated agreed with Mr. So to the early termination of his contract with the Company on July 20, 2003. On June 19, 2003, the Company announced the appointment of Mr. Philip Gaffney, the Operations Director of the Company, to be the Acting Chief Executive Officer with effect from July 21, 2003. On July 21, 2003, with effect from that date and in accordance with the Company’s Articles of Association, the Government appointed Dr. Raymond K.F. Ch’ien, who has been a non-executive Director of the Company since 1998, as Non-Executive Chairman of the Company. On September 25, 2003, the Board announced the appointment of Mr. C. K. Chow as Chief Executive Officer for a term of three years, with effect from December 1, 2003. On the same date, Mr. Chow will also become a member of the Board.

Interim Results

The Company and its subsidiaries (collectively, the “Group”) have publicly released certain unaudited interim consolidated financial information as of June 30, 2003 and for the six months ended June 30, 2002 and June 30, 2003. Such information is presented below, together with certain operating data of the Company. The financial information set forth below has been prepared in accordance with generally accepted accounting principles in Hong Kong (“HK GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). See Note 13 to the Group’s interim consolidated financial statements included elsewhere in this report for a summary of the material variations, quantified as of December 31, 2002 and June 30, 2003 and for the six-month periods ended June 30, 2002 and 2003.

The Group publishes its financial statements in Hong Kong dollars (“HK$”). For the convenience of the reader, certain Hong Kong dollar amounts set forth herein have been translated into US dollars (“US$”) at the rate of HK$7.7984 = US$1.00, which was the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for custom purposes by the Federal Reserve Bank of New York on June 30, 2003.

Consolidated Profit and Loss Account

	Six months ended June 30,
	2002(1)		2003(2)		2003(2)
	HK$		HK$		US$
	(in millions, except per share data)
Fare revenue
- MTR Lines(3)		2,477		2,391		307
- Airport Express Line		275		176		22
Station commercial and other revenue		473		512		66
Rental and management income		491		488		63

Revenue		3,716		3,567		458

Staff costs and related expenses		(783)		(832)		(107)
Energy and utilities		(230)		(258)		(33)
Operational rent and rates		(41)		6		1
Stores and spares consumed		(51)		(55)		(7)
Repairs and maintenance		(185)		(215)		(28)
Railway support services		(46)		(40)		(5)
Expenses relating to station commercial and other businesses		(85)		(135)		(17)
Property ownership and management expenses		(75)		(90)		(12)
General and administration expenses		(73)		(74)		(9)
Project study and deferred expenditures written off		(47)		(5)		(1)
Other expenses		(46)		(55)		(7)

Operating expenses before depreciation		(1,662)		(1,753)		(225)

Operating profit from railway and related operations before depreciation		2,054		1,814		233
Profit on property developments		1,314		678		87

Operating profit before depreciation		3,368		2,492		320
Depreciation		(1,143)		(1,193)		(153)

Operating profit before interest and finance charges		2,225		1,299		167
Interest and finance charges:
- Interest expense		(389)		(833)		(107)
- Interest income		9		9		1

		(380)		(824)		(106)
Share of profit of non-controlled subsidiary		20		11		1

Profit before taxation		1,865		486		62
Taxation		(253)		(375)		(48)

Profit after taxation		1,612		111		14
Minority interests		—		2		—

Profit attributable to shareholders		1,612		113		14

Dividend(4)		717		734		94

Earnings per share
- Basic	HK$	0.32	HK$	0.02	US$	0.003
- Diluted	HK$	0.32	HK$	0.02	US$	0.003

(1)	With the adoption on January 1, 2003 of revised Statement of Standard Accounting Practice (“SSAP”) 12, “Income Taxes”, issued by the Hong Kong Society of Accountants, the Group recognizes in full deferred tax liabilities on all taxable temporary differences, while deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary difference can be utilized. The new accounting policy was adopted retrospectively, resulting in prior period adjustments with the opening balances of the retained profits as of January 1, 2002 and 2003 restated by reductions of HK$2,620 million and HK$3,253 million, respectively. The previously reported net profits for the six months ended June 30, 2002 and for the fiscal year ended December 31, 2002 have also been restated by reductions of HK$253 million and HK$633 million, respectively.
(2)	Includes results derived from the operation of the Tseung Kwan O Line, which commenced operations on August 18, 2002.
(3)	The MTR Lines is comprised of the Kwun Tong Line, the Tsuen Wan Line, the Island Line, the Tung Chung Line and the Tseung Kwan O Line, which commenced operations on August 18, 2002.
(4)	Interim dividend of HK$0.14 per share declared for the six months ended June 30, 2003.

Consolidated Balance Sheet Data

	As of December 31, 2002(1)	As of June 30, 2003	As of June 30, 2003
	HK$	HK$	US$
	(in millions)
Assets
Fixed Assets:
- Investment properties	10,267	10,271	1,317
- Other property, plant and equipment	84,003	83,465	10,703

	94,270	93,736	12,020
Railway construction in progress	109	43	6
Property development in progress	2,870	2,896	371
Deferred expenditure	106	144	18
Interest in non-controlled subsidiary	87	98	13
Staff housing loans	84	76	10
Properties held for sale	794	751	96
Stores and spares	259	269	35
Debtors, deposits and payments in advance	727	664	85
Amounts due from the Government and other related parties	95	141	18
Cash and cash equivalents	1,718	642	82

	101,119	99,460	12,754

Liabilities
Bank overdrafts	34	17	2
Creditors, accrued charges and provisions	3,760	4,014	515
Contract retentions	496	408	52
Amounts due to the Government and other related parties	209	172	22
Loans and obligations under finance leases	33,474	32,486	4,166
Deferred liabilities	85	88	11
Deferred income	6,226	5,661	726
Taxation	1	1	—
Deferred tax liabilities	3,252	3,627	465

	47,537	46,474	5,959

Minority interests	8	6	1

Net assets	53,574	52,980	6,794

Shareholders’ funds
Share capital, share premium and capital reserve	33,910	34,647	4,443
Other reserves	19,664	18,333	2,351

	53,574	52,980	6,794

(1)	With the adoption on January 1, 2003 of SSAP 12, “Income Taxes”, issued by the Hong Kong Society of Accountants, the Group recognizes in full deferred tax liabilities on all taxable temporary differences, while deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary difference can be utilized. The new accounting policy was adopted retrospectively, resulting in prior period adjustments with the opening balances of the retained profits as of January 1, 2002 and 2003 restated by reductions of HK$2,620 million and HK$3,253 million, respectively. The previously reported net profits for the six months ended June 30, 2002 and for the fiscal year ended December 31, 2002 have also been restated by reductions of HK$253 million and HK$633 million, respectively.

Consolidated Statement of Changes in Equity Data

	Six months ended June 30,
	2002(1)	2003	2003
	HK$	HK$	US$
	(in millions)
Balance as at January 1, as previously reported	53,848	56,827	7,287
Change in accounting policy with respect to deferred tax	(2,620)	(3,253)	(417)

Balance as at January 1, as restated	51,228	53,574	6,870

Net profit for the period, as previously reported	1,865
Change in accounting policy with respect to deferred tax	(253)

Net profit for the period (2002: as restated)	1,612	113	14

Dividend paid during the period	(1,415)	(1,444)	(185)

Shares issued under
- Employee Share Option Scheme	20	15	2
- Scrip Dividend Scheme	708	722	93

Net increase in shareholders’ funds arising from capital transactions	728	737	95

Balance as at June 30	52,153	52,980	6,794

(1)	With the adoption on January 1, 2003 of SSAP 12, “Income Taxes”, issued by the Hong Kong Society of Accountants, the Group recognizes in full deferred tax liabilities on all taxable temporary differences, while deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary difference can be utilized. The new accounting policy was adopted retrospectively, resulting in prior period adjustments with the opening balances of the retained profits as of January 1, 2002 and 2003 restated by reductions of HK$2,620 million and HK$3,253 million, respectively. The previously reported net profits for the six months ended June 30, 2002 and for the fiscal year ended December 31, 2002 have also been restated by reductions of HK$253 million and HK$633 million, respectively.

Certain Operating Data

	Six months ended June 30,
	2002		2003(1)
Total number of passengers
- MTR Lines(2)(in millions)		371.4		360.2
- Airport Express Line (in thousands)		4,114		2,894
Average number of passengers (in thousands)
- MTR Lines (weekday)		2,202		2,145
- Airport Express Line (daily)		22.7		16.0
Market share(3)		22.8%		23.9%
Fare revenue per passenger carried
- MTR Lines	HK$	6.67	HK$	6.64
- Airport Express Line	HK$	66.88	HK$	60.94
Railway operating profit per passenger carried(4)
- All services (excluding depreciation)	HK$	3.86	HK$	3.29
- All services (including depreciation)	HK$	0.97	HK$	0.19

(1)	Includes the passengers of the Tseung Kwan O Line, which commenced operations on August 18, 2002.
(2)	The MTR Lines is comprised of the Kwun Tong Line, the Tsuen Wan Line, the Island Line, the Tung Chung Line and the Tseung Kwan O Line, which commenced operations on August 18, 2002.
(3)	Market share is calculated by the Company and represents the percentage of franchised public transportation boardings in Hong Kong, which comprises boardings on the mass transit railway system (“MTR”) of the Company (which includes the MTR Lines and the Airport Express Line), the Kowloon-Canton Railway, franchised buses, trams, ferries and green public light buses (including in areas that the MTR does not serve), but excludes boardings on taxis, red public light buses and non-franchised buses, for which no reliable data is available.
(4)	Excludes station commercial and other revenue related to the operation of the railway.

Selected Historical Information by Segment(1)

	Year ended December 31,					Six months ended June 30,
	1998	1999	2000	2001	2002(2)	2002	2003(2)
	(in millions of HK$)
Operating profit from railway and related operations before depreciation
Railway(3)	2,058	2,185	2,369	2,545	2,400	1,250	1,039
Station commercial and other businesses	665	673	818	776	794	388	377
Property ownership and management	578	635	725	732	820	416	398

	3,301	3,493	3,912	4,053	4,014	2,054	1,814

Operating profit/(loss) after depreciation and before interest and finance charges
Railway(3)	703	232	368	466	37	152	(98)
Station commercial and other businesses	594	589	730	679	688	344	322
Property ownership and management	578	633	723	730	819	415	397
Property development	1,419	2,030	3,376	3,248	3,755	1,314	678

	3,294	3,484	5,197	5,123	5,299	2,225	1,299

(1)	The information set forth in this table includes the results of operations of the Company only, except for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2002 and June 30, 2003, which includes the results of the Company and its consolidated subsidiaries.
(2)	Includes results derived from the operation of the Tseung Kwan O Line, which commenced operations on August 18, 2002.

(3)  Includes unallocated corporate expenses.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Revenue in the six months ended June 30, 2003 was HK$3,567 million (US$458 million), a 4.0% decrease from HK$3,716 million in the same period in 2002. Total fare revenue decreased by 6.7% to HK$2,567 million (US$329 million) in the six-months period ended June 30, 2003 from HK$2,752 million in the same period in 2002. This decrease was principally due to the adverse effect of the SARS outbreak on the patronage on both the MTR Lines and the Airport Express Line. In particular, patronage on the MTR Lines decreased by 3.0% to 360.2 million passengers in the six months ended June 30, 2003 from 371.4 million passengers in the same period in 2002, while patronage on the Airport Express Line decreased by 29.7% to 2.9 million passengers in the six months ended June 30, 2003 from 4.1 million passengers in the same period in 2002. The decrease in fare revenue was also due to fare promotions and concessions on the MTR Lines, which resulted in average fares on the MTR Lines decreasing to HK$6.64 in the six months ended June 30, 2003 from HK$6.67 in the same period in 2002. In addition, average fares on the Airport Express Line declined to HK$60.94 in the six months ended June 30, 2003 from HK$66.88 in the same period in 2002, primarily due to a higher proportional usage of the Airport Express Line by airport workers who benefit from fare concessions together with a significant decrease in tourist arrivals as a result of the SARS outbreak.

Revenue from station commercial and other revenue increased by 8.2% to HK$512 million (US$66 million) in the six months ended June 30, 2003 from HK$473 million in the same period in 2002. This increase was mainly due to an increase in external consultancy income and an increase in rental income resulting from new kiosks at the Tseung Kwan O Line, which was partially offset by a decline in advertising revenue due to the adverse impact of the war in Iraq and the SARS outbreak.

Revenue from rental and management income decreased by 0.6% to HK$488 million (US$63 million) in the first six months ended June 30, 2003 from HK$491 million in the same period in 2002. This marginal decrease was primarily due to the temporary rental concessions that the Company granted to certain tenants to mitigate the adverse effects of the SARS outbreak.

Total operating expenses increased by 5.5% to HK$1,753 million (US$225 million) in the six months ended June 30, 2003 from HK$1,662 million in the same period in 2002. This increase was primarily due to an increase of staff costs and related expenses, energy and maintenance costs and expenses relating to station commercial and other businesses in connection with the commencement of operations of the Tseung Kwan O Line in August 2002, as well as additional costs related to the SARS outbreak.

Operating profit from railway and related operations before depreciation decreased by 11.7% to HK$1,814 million (US$233 million) in the six months ended June 30, 2003 from HK$2,054 million in the same period in 2002. The operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) decreased to 50.9% in the six months ended June 30, 2003 from 55.3% in the same period in 2002.

The Group recognized property development profits of HK$678 million (US$87 million) in the six months ended June 30, 2003, compared to HK$1,314 million in the same period in 2002. Substantially all of these profits were recognized from deferred income in line with the construction and sales progress on property developments along the Airport Railway. Such construction and sales progress may be affected by, among other factors, the prevailing conditions in the Hong Kong property market and the timing and schedule for completion of property development projects. As a result of the issuance of the practical completion certificate with respect to the Two International Finance Centre on July 15, 2003, the Company expects to recognize a net profit of approximately HK$3 billion with respect to this property development in the second half of 2003.

As a result of the foregoing, total operating profit before depreciation decreased by 26.0% to HK$2,492 million (US$320 million) in the six months ended June 30, 2003 from HK$3,368 million in the same period in 2002.

Depreciation increased by 4.4% to HK$1,193 million (US$153 million) in the six months ended June 30, 2003 from HK$1,143 million in the same period in 2002. This increase was primarily due to the commencement of operations of the Tseung Kwan O Line in August 2002, which was partially offset by reduced depreciation charges with respect to certain assets, particularly locomotives, station architectural finishes and power supply systems, the useful lives of which had been extended in the Company’s periodic review of the estimated useful life of its assets conducted during the first half of 2003. See Note 4 to the Group’s interim consolidated financial statements included elsewhere in this report.

Interest and finance charges (net of interest income) increased significantly to HK$824 million (US$106 million) in the six months ended June 30, 2003 from HK$380 million in the same period in 2002. This increase was primarily due to the recognition of interest expenses relating to the Tseung Kwan O Line in the Group’s consolidated profit and loss account after it commenced operations in August 2002.

The Group’s share of Octopus Cards Limited’s earnings decreased by 45% to HK$11 million (US$1.4 million) in the six months ended June 30, 2003 from HK$20 million in the same period in 2002. This decrease was principally due to increased costs relating to new businesses undertaken by Octopus Cards Limited as well as the impact of the SARS outbreak on the earnings of Octopus Cards Limited.

Following the adoption of the revised accounting standard on income taxes on January 1, 2003, the Company recognized HK$375 million (US$48 million) of non-cash deferred tax expenses in the six months ended June 30, 2003, compared to HK$253 million (as restated) in the same period in 2002. Of the total amount of deferred tax expenses recognized in the six months ended June 30, 2003, HK$300 million was due to an increase in the applicable corporation tax rate to 17.5% from 16% on the cumulative deferred tax liabilities brought forward following the announcement of the increase in corporation tax rates in the Government’s budget in March 2003. See Note 9 (a) to the Group’s interim consolidated financial statements included elsewhere in this report.

As a result of the foregoing and after taking into account minority interests, the Group had a profit attributable to shareholders of HK$113 million (US$14 million) in the six months ended June 30, 2003, compared to HK$1,612 million (as restated) in the same period in 2002.

No provision for current Hong Kong profits tax has been made in the consolidated profit and loss account for the six months ended June 30, 2002 and 2003 because the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set-off against current period’s assessable profits or have tax losses for the period. As of June 30, 2003, the Company had substantial accumulated tax losses carried forward totaling approximately HK$27 billion (US$3.5 billion) available for set-off against future assessable profits.

In June 2003, the Company paid a final dividend of HK$0.28 per share for the fiscal year ended December 31, 2002. In July 2003, the Board declared an interim dividend of HK$0.14 per share for the six months ended June 30, 2003.

Liquidity and Capital Resources

Capital Requirements

As of June 30, 2003, the Group had HK$4,575 million in total outstanding commitments for capital expenditures relating to the operations of the current MTR system, future extensions and property development projects. Following completion of the Tseung Kwan O Line, the Group’s capital expenditures in the six months ended June 30, 2003 decreased significantly compared to the same period in 2002. Major capital outlays in the six months ended June 30, 2003 related to the expenditure on the Penny’s Bay Rail Link and other capital improvement projects.

The Group’s outstanding indebtedness as of June 30, 2003 was HK$32,503 million. In the six months ended June 30, 2003, principal repayments of the Group’s outstanding indebtedness totaled approximately HK$2,587 million. Principal repayment obligations with respect to indebtedness outstanding as of June 30, 2003 in each year through 2006 and thereafter are set forth below:

	2003	2004	2005	2006	Thereafter
	(in millions of HK$)
Principal repayment obligations as of June 30, 2003	3,486	7,300	4,513	3,654	13,550

Capital Resources

In order to meet the Group’s future capital requirements, including those for which outstanding commitments have been made, the Group expects to rely principally upon funds provided by operations, profits from property development and debt financing.

Railway and related operations.  The Group expects to obtain a portion of its capital requirements from funds provided by its operations. In the six months ended June 30, 2003, operating profit after depreciation (including property development profits) before interest and finance charges was HK$1,299 million. The amount of funds provided by the Group’s operations in the future will depend upon the Group’s operating profit from railway and related operations before depreciation and changes in working capital.

Property developments.  The Group may obtain a portion of its capital requirements from funds provided by its property development activities, including up-front payments from property developers and profit distributions from the disposal of developed properties. The amount of funds provided by its property development activities will be heavily dependent upon the prevailing conditions in the Hong Kong property market, which was primarily attributable to the recognition of deferred income and sharing of profits and assets in kind in respect of certain Airport Railway developments in line with the progress of construction and pre-sales of the relevant development projects. In the six months ended June 30, 2003, the Group recognized property development profits of HK$678 million. As a result of the issuance of the practical completion certificate with respect to the Two International Finance Centre on July 15, 2003, the Company expects to recognize with respect to this property development a net profit of approximately HK$3 billion in the second half of 2003.

Debt financing.  The Group also expects to fund a portion of its capital requirements through debt financing. The amount of indebtedness that the Group will incur will depend upon the actual cost of its capital programs, the results of its existing operations, factors affecting its interest expense, initiation of new capital investment programs and other factors. In view of the anticipated borrowings by the Group in connection with the Penny’s Bay Rail Link and the Tung Chung Cable Car, capital expenditures for the existing MTR system and the remaining outstanding contract payments for the Tseung Kwan O Line, the Group may incur certain indebtedness in advance of when funds are required, in order to facilitate a more orderly phased and cost-effective capital raising program. The Group would invest the proceeds of any such indebtedness and would liquidate these investments when funds are required. Such investments would be substantially limited to short-term bank deposits, high quality corporate instruments and government debt instruments, primarily denominated in Hong Kong dollars.

As part of its financing program, the Group raised HK$1,600 million in the six months ended June 30, 2003 through the launch of a series of Hong Kong dollar denominated notes, comprising HK$1,100 million notes with coupon rates ranging from 4.5% to 5.25%, which will mature in 2013, and HK$500 million notes with a coupon rate of 4.9%, which will mature in 2018. In addition, the Group entered into a number of new credit facilities totaling HK$4,700 million with maturities of 5 and 7 years in the six months ended June 30, 2003. Since the beginning of July 2003, the Group raised an additional approximately HK$1,180 million through additional note offerings under its debt issuance program, comprising notes equivalent to approximately HK$930 million with coupon rates ranging from 4.5% to 5%, which will mature in 2013, and HK$250 million notes with coupon rates ranging from 5.2% to 5.8%, which will mature in 2018. The Group’s ability to raise funds through borrowings in the amounts required will depend upon its financial condition and results of operations, its credit rating, economic and political conditions, the liquidity of Hong Kong and international capital markets and other factors. An increase in interest rates or future adverse economic developments in Hong Kong could have an adverse effect on the Group’s borrowing costs, financial condition and results of operations.

Cross-Border Leasing Transaction.  As a result of a cross-border lease out/lease back transaction (the “Leasing Transaction”) entered into by the Company and one of its subsidiaries with certain institutional investors with respect to certain of the Company’s passenger cars, the Group received total cash of approximately HK$3,688 million and committed to making long-term lease payments with an estimated net present value of approximately HK$3,533 million, which will be made from special-purpose accounts established by the Company. The resulting net cash amount of HK$141 million, after deducting relevant expenses incurred by the Company in connection with the Leasing Transaction, has been recorded as deferred income and is being released to the Group’s profit and loss account over the relevant lease terms. See Note 9(b) to the Group’s interim consolidated financial statements included elsewhere in this report.

Liquidity

The Group’s liquidity is dependent upon its results of operations as well as the factors discussed under “— Capital Requirements” and “— Capital Resources” above. In addition, the Group’s liquidity is subject to a variety of other factors, including those relating to interest rates and currency exchange rates discussed below.

In the six months ended June 30, 2003, the Group had interest and finance charges (net of interest income and amounts capitalized) of HK$824 million, which was primarily attributable to a discontinuation of capitalization of interest with respect to the Tseung Kwan O Line upon its completion. The Group’s weighted average interest cost on outstanding indebtedness (excluding obligations under finance leases) during this period was 5.4%. As of June 30, 2003, HK$20,371 million or 64% of the Group’s outstanding debt (excluding obligations under finance leases) bore interest at fixed rates or bore interest at floating rates that was covered by interest rate swap agreements which fixed the interest cost to the Group. The remaining HK$11,575 million or 36% of the Group’s outstanding debt (excluding obligations under finance leases) bore interest at floating rates.

All of the Group’s outstanding debt is unsecured, with maturities ranging from 2003 to 2018, and a significant portion of such debt will mature in 2003, 2004, 2005, 2006, 2009 and 2010. The following table sets forth the maturity of the Group’s outstanding notes, short-term bank loans and overdrafts and long-term loans as of June 30, 2003:

	Notes	Short-term loans and bank overdrafts	Long-term loans
	(in millions of HK$)
During 2003	3,051	17	366
During 2004	4,415	—	2,773
During 2005	4,319	—	73
During 2006	2,450	—	1,073
During 2007 and thereafter	13,081	—	328

Any downgrade in the Company’s credit ratings will not trigger any events of default on the Company’s existing debt, although the Company’s cost of financing may increase as a result. Other covenants could be triggered if the Government ceases to own more than half in nominal value of the Company’s voting shares. In addition, the loan agreements, credit facilities and guaranty agreements for the obligations of the Company’s subsidiaries do not contain any financial covenants.

The Group anticipates that a portion of its future borrowings will bear interest at floating rates. Changes in prevailing market interest rates may therefore affect the Group’s liquidity. As a result of borrowings to finance the Penny’s Bay Rail Link and the Tung Chung Cable Car, as well as capital expenditures for the existing MTR system and other capital requirements and the remaining outstanding contract payments for the Tseung Kwan O Line, the Group’s interest and finance charges will increase in the future. An increase in interest rates or higher volatility in currency exchange rates between the Hong Kong dollar and other currencies may increase the Group’s borrowing costs and therefore adversely affect its results of operations. The Group will continue to monitor closely the interest rate environment and the foreign exchange market. The Group’s policy is to limit its exposure to interest rate and currency fluctuations through the use of fixed rate instruments, the swapping of foreign currency obligations into Hong Kong dollars or US dollars and the hedging of floating rate instruments at fixed rates. The amount of the Group’s interest and finance charges will depend upon, among other factors, the impact on market conditions of substantial borrowings by the Group and other Hong Kong entities.

Historically, the Group has borrowed in various capital markets and in various currencies, including Hong Kong dollars, Japanese yen, US dollars, British pounds sterling, European currency units, Deutsche marks, French francs and Swedish kronor. The Group generally enters into currency swaps to swap all non-Hong Kong dollar borrowings into Hong Kong dollars or US dollars, except for a portion of its US dollar borrowings.

The Group seeks to reduce foreign exchange exposure relating to debt obligations and capital expenditures by entering into currency swaps and foreign exchange transactions in order to denominate such obligations in either US dollars or Hong Kong dollars (the exchange rate of which is tied to the US dollar by the official Government “peg” of the two currencies). The Group’s use of derivative instruments is substantially limited to such purposes and for the management of interest rate exposure through the use of interest rate swaps.

As of June 30, 2003, the Group had available undrawn committed credit facilities totaling HK$10,700 million (US$1,372 million), including bank loans and other credit facilities. The Group believes that the funds available through these credit facilities, together with its available cash, and cash to be generated from operations, will be sufficient to meet its projected financing needs up to the second quarter of 2004.

Net cash inflow from operating activities was HK$2,477 million in the six months ended June 30, 2003, compared to HK$3,063 million in the same period in 2002. This decrease was principally due to lower fare revenue and higher operating expenses.

Net cash outflow from investing activities was HK$1,529 million in the six months ended June 30, 2003, compared to HK$2,612 million in the same period in 2002. This decrease was mainly the result of a decrease in capital expenditures, which was partially offset by a decrease in receipts from property developers and from properties sold and by a decrease in repayments to the Company under its staff housing loan scheme.

Net cash outflow from financing activities was HK$2,007 million in the six months ended June 30, 2003, compared to a net cash inflow of HK$1,060 million in the same period in 2002. This change was principally due to an increase in the repayment of outstanding loans and a decrease in drawdowns of loans.

As of June 30, 2003, the Group had no material off-balance sheet financing arrangements and no outstanding over-the-counter commodity contracts. The Group has, however, employed derivative instruments, such as interest rate swaps and currency swaps, to manage interest rate and foreign exchange exposures. These instruments are used solely to reduce or eliminate the financial risks associated with liabilities and not for trading or speculation purposes.

US GAAP Reconciliation

The Group’s interim consolidated financial statements are prepared in accordance with HK GAAP, which differ in certain material respects from US GAAP. The following table sets forth a comparison of the Group’s net income (equivalent to “profit” under HK GAAP) and shareholders’ equity (equivalent to “shareholders’ funds” under HK GAAP) in accordance with HK GAAP and US GAAP.

	Six months ended June 30,
	2002(1)	2003	2003
	HK$	HK$	US$
	(in millions)
Net income in accordance with:
HK GAAP	1,612	113	14
US GAAP	1,660	628	81
	As of December 31, 2002(1)	As of June 30, 2003	As of June 30, 2003
	HK$	HK$	US$
	(in millions)
Shareholders’ equity in accordance with:
HK GAAP	53,574	52,980	6,794
US GAAP	46,942	46,963	6,022

(1)	With the adoption on January 1, 2003 of SSAP 12, “Income Taxes”, issued by the Hong Kong Society of Accountants, the Group recognizes in full deferred tax liabilities on all taxable temporary differences, while deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary difference can be utilized. The new accounting policy was adopted retrospectively, resulting in prior period adjustments with the opening balances of the retained profits as of January 1, 2002 and 2003 restated by reductions of HK$2,620 million and HK$3,253 million, respectively. The previously reported net profits for the six months ended June 30, 2002 and for the fiscal year ended December 31, 2002 have also been restated by reductions of HK$253 million and HK$633 million, respectively.

Ratios of Earnings to Fixed Charges

The following table sets forth the ratios of earnings to fixed charges for the Group for the six-month periods ended June 30, 2002 and 2003. For the purpose of computing the ratios of earnings to fixed charges: (i) earnings consist of earnings before income tax and fixed charges; and (ii) fixed charges consist of interest, amortization of debt expense and discount or premium relating to any indebtedness, and a representative portion of rental expenses, whether expensed or capitalized.

	Six months ended June 30,
	2002	2003
Ratio of earnings to fixed charges:(1)
In accordance with HK GAAP	2.63	1.49
In accordance with US GAAP	2.48	1.36

(1)	See Exhibits 12.1 and 12.2 to this Report on Form 6-K for further detail on the computation of such ratios.

MTR CORPORATION LIMITED

Consolidated Profit and Loss Account

	Six months ended June 30,
	2002		2003		2003
	HK$		HK$		US$
	(in millions, except per share data)
Fare revenue
- MTR Lines		2,477		2,391		307
- Airport Express Line		275		176		22
Station commercial and other revenue		473		512		66
Rental and management income		491		488		63

Revenue		3,716		3,567		458

Staff costs and related expenses		(783)		(832)		(107)
Energy and utilities		(230)		(258)		(33)
Operational rent and rates		(41)		6		1
Stores and spares consumed		(51)		(55)		(7)
Repairs and maintenance		(185)		(215)		(28)
Railway support services		(46)		(40)		(5)
Expenses relating to station commercial and other businesses		(85)		(135)		(17)
Property ownership and management expenses		(75)		(90)		(12)
General and administration expenses		(73)		(74)		(9)
Project study and deferred expenditures written off		(47)		(5)		(1)
Other expenses		(46)		(55)		(7)

Operating expenses before depreciation		(1,662)		(1,753)		(225)

Operating profit from railway and related operations before depreciation		2,054		1,814		233
Profit on property developments		1,314		678		87

Operating profit before depreciation		3,368		2,492		320
Depreciation		(1,143)		(1,193)		(153)

Operating profit before interest and finance charges		2,225		1,299		167
Interest and finance charges:
- Interest expense		(389)		(833)		(107)
- Interest income		9		9		1

		(380)		(824)		(106)
Share of profit of non-controlled subsidiary		20		11		1

Profit before taxation		1,865		486		62
Taxation		(253)		(375)		(48)

Profit after taxation		1,612		111		14
Minority interests		—		2		—

Profit attributable to shareholders		1,612		113		14

Dividend		717		734		94

Earnings per share
- Basic	HK$	0.32	HK$	0.02	US$	0.003
- Diluted	HK$	0.32	HK$	0.02	US$	0.003

See accompanying Notes to the Interim Consolidated Financial Statements.

MTR CORPORATION LIMITED

Consolidated Balance Sheet

	As of December 31, 2002	As of June 30, 2003	As of June 30, 2003
	HK$	HK$	US$
	(in millions)
Assets
Fixed Assets:
- Investment properties	10,267	10,271	1,317
- Other property, plant and equipment	84,003	83,465	10,703

	94,270	93,736	12,020
Railway construction in progress	109	43	6
Property development in progress	2,870	2,896	371
Deferred expenditure	106	144	18
Interest in non-controlled subsidiary	87	98	13
Staff housing loans	84	76	10
Properties held for sale	794	751	96
Stores and spares	259	269	35
Debtors, deposits and payments in advance	727	664	85
Amounts due from the Government and other related parties	95	141	18
Cash and cash equivalents	1,718	642	82

	101,119	99,460	12,754

Liabilities
Bank overdrafts	34	17	2
Creditors, accrued charges and provisions	3,760	4,014	515
Contract retentions	496	408	52
Amounts due to the Government and other related parties	209	172	22
Loans and obligations under finance leases	33,474	32,486	4,166
Deferred liabilities	85	88	11
Deferred income	6,226	5,661	726
Taxation	1	1	—
Deferred tax liabilities	3,252	3,627	465

	47,537	46,474	5,959

Minority interests	8	6	1

Net assets	53,574	52,980	6,794

Shareholders’ funds
Share capital, share premium and capital reserve	33,910	34,647	4,443
Other reserves	19,664	18,333	2,351

	53,574	52,980	6,794

See accompanying Notes to the Interim Consolidated Financial Statements.

MTR CORPORATION LIMITED

Consolidated Statement of Changes in Equity

	Six months ended June 30,
	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Balance as at January 1, as previously reported	53,848	56,827	7,287
Change in accounting policy with respect to deferred tax	(2,620)	(3,253)	(417)

Balance as at January 1, as restated	51,228	53,574	6,870

Net profit for the period, as previously reported	1,865
Change in accounting policy with respect to deferred tax	(253)

Net profit for the period (2002: as restated)	1,612	113	14

Dividend paid during the period	(1,415)	(1,444)	(185)

Shares issued under
- Employee Share Option Scheme	20	15	2
- Scrip Dividend Scheme	708	722	93

Net increase in shareholders’ funds arising from capital transactions	728	737	95

Balance as at June 30	52,153	52,980	6,794

See accompanying Notes to the Interim Consolidated Financial Statements.

MTR CORPORATION LIMITED

Consolidated Cash Flow Statement

	Six months ended June 30,
	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Cash flows from operating activities:
Operating profit from railway and related operations before depreciation	2,054	1,814	233
Adjustments for:
Loss on disposals of fixed assets	1	5	—
Project study and deferred expenditures written off	42	—	—
Amortization of deferred finance income	—	(1)	—
Exchange gain	—	(1)	—

Operating profit from railway and related operations before working capital changes	2,097	1,817	233
(Increase)/Decrease in debtors, deposits and payments in advance	(6)	9	1
Increase in stores and spares	(3)	(10)	(1)
Increase in creditors, accrued charges and provisions	975	661	84

Net cash generated from operating activities	3,063	2,477	317

Cash flows from investing activities:
Capital expenditure
- Tseung Kwan O Extension Project	(1,547)	(420)	(54)
- Property developments projects	(190)	(79)	(10)
- Purchase of assets and other capital projects	(1,307)	(1,080)	(138)
Receipts from property developers	331	17	2
Receipts from properties sold	69	25	3
Proceeds received on reduction of investment in a non-controlled subsidiary	9	—	—
Principal repayments under Staff Housing Loan Scheme	23	8	1

Net cash used in investing activities	(2,612)	(1,529)	(196)

	Six months ended June 30,
	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Cash flows from financing activities:
Shares issued	20	15	2
Drawdown of loans	3,731	1,593	204
Repayment of loans	(1,092)	(2,536)	(325)
Reduction in capital element of finance lease	(70)	(51)	(7)
Receipts of deferred finance income	—	137	18
Collection of refundable deposits and asset replacement reserve funds	4	—	—
Interest paid	(788)	(855)	(109)
Interest received	6	10	1
Interest element of finance lease rental payments	(30)	(24)	(3)
Finance charges paid	(13)	(15)	(2)
Dividend paid	(708)	(281)	(36)

Net cash generated from/(used in) financing activities	1,060	(2,007)	(257)

Net increase/(decrease) in cash and cash equivalents	1,511	(1,059)	(136)
Cash and cash equivalents at January 1	166	1,684	216

Cash and cash equivalents at June 30	1,677	625	80

Analysis of the balances of cash and cash equivalents:
Cash and cash equivalents	1,706	642	82
Bank overdrafts	(29)	(17)	(2)

	1,677	625	80

See accompanying Notes to the Interim Consolidated Financial Statements.

MTR CORPORATION LIMITED

Notes to the Interim Consolidated Financial Statements

1.    Basis of preparation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong (“HK GAAP”). They do not include all of the information and notes required by HK GAAP for complete financial statements, and should be read in conjunction with the audited consolidated financial statements of MTR Corporation Limited (the “Company”) and notes thereto set forth in the Company’s consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2002 (the “2002 Annual Report”).

The information provided in the unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated results of operations and cash flows of the Company and its subsidiaries (collectively, the “Group”) for the six-month periods ended June 30, 2002 and 2003. These adjustments are of a normal recurring nature.

The same accounting policies adopted in the Group’s consolidated financial statements included in the 2002 Annual Report have been applied to the interim consolidated financial statements except as described in Note 9.

The basis of preparation under HK GAAP differs in certain significant aspects from the basis applicable pursuant to generally accepted accounting principles in the United States (“US GAAP”). The significant differences between HK GAAP and US GAAP as of December 31, 2002 and June 30, 2003 and for the six-month periods ended June 30, 2002 and 2003 are set forth in Note 13.

The Group publishes its consolidated financial statements in Hong Kong dollars (“HK$”). For the convenience of the reader, certain Hong Kong dollar amounts set forth herein have been converted into US dollars (“US$”) at the rate of HK$7.7984 = US$1.00, which was the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for custom purposes by the Federal Reserve Bank of New York on June 30, 2003.

2.    Basis of Consolidation

The consolidated financial statements include the results of the Company and its subsidiaries. The results of subsidiaries acquired or disposed of during the period are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate. All material intercompany transactions and balances are eliminated on consolidation.

3.    Non-Controlled Subsidiary

Octopus Cards Limited (“Octopus Cards”) is regarded as a jointly controlled entity since the Group does not have effective control over the board of directors of Octopus Cards. The investment in Octopus Cards is accounted for in the consolidated financial statements of the Group using the equity method as described in the Statement of Standard Accounting Practice (“SSAP”) 21, “Accounting for investments in joint ventures”, issued by the Hong Kong Society of Accountants (“HKSA”).

4.    Change in Depreciation Rates

Depreciation in the six months ended June 30, 2003 includes charges relating to assets capitalized upon the commissioning of the Tseung Kwan O Line in August 2002.

In accordance with the Company’s policy to conduct asset life reviews at regular intervals, a review of the estimated useful lives of the Company’s fixed assets was carried out during the period, taking into account the assets’ actual condition, level of technical obsolescence, future maintenance and replacement programs as well as depreciation lives adopted by international rail transportation companies. As a result of the review, the estimated useful lives of certain assets were extended while those of others were reduced. The changes took effect from January 1, 2003 and had the following financial effects in the six months ended June 30, 2003:

	Typical Useful Life within Asset Category		Net Decrease/(Increase) in Depreciation Charge
	Original Life (Years)	Revised Life (Years)	(in millions of HK$)
Asset Category
Rolling Stock	10 – 40	7 – 40	14
Power supply systems	20 – 30	20 – 40	33
Station architectural finishes	20 – 25	20 – 30	32
Fixture and fitting	10	10 – 15	12
Automatic fare collection systems	15	20	6
Fire protection and drainage systems	20 – 25	20 – 30	11
Station announcement and telecommunication systems	10	15	15
Computer software licences and applications	7	5 – 7	(5)

			118

5.    Taxation

Income tax for the period comprises current and deferred taxes. Taxation in the consolidated profit and loss account represents:

	Six months ended June 30,
	2002	2003
	(in millions of HK$)
Deferred tax expense relating to the origination and reversal of temporary differences (Note 9(a))	251	75
Deferred tax expense resulting from increase in tax rate on deferred tax balances at January 1	—	300

	251	375
Share of deferred tax of non-controlled subsidiary	2	—

	253	375

No provision for current Hong Kong profits tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current period’s assessable profits or have tax losses for the period ended June 30, 2003.

Deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. In March 2003, the Government of the Hong Kong Special Administrative Region announced an increase in the profits tax rate applicable to the Group’s operations in Hong Kong from 16% to 17.5%, which was passed by the Legislative Council of the Hong Kong Special Administrative Region in July 2003. This increase is taken into account in the preparation of the Group’s 2003 interim financial statements.

6.    Dividends

An interim dividend of HK$0.14 per share, which amounted to HK$734 million, was declared and approved by the Board of Directors of the Company (the “Board”) on July 31, 2003.

7.    Share Capital, Share Premium and Capital Reserve

	As of December 31, 2002	As of June 30, 2003
	(in millions of HK$)
Authorized: 6,500,000,000 shares of HK$1.00 each	6,500	6,500

Issued and fully paid:
5,242,553,821 shares (2002: 5,158,748,655 shares) of HK$1.00 each	5,159	5,243
Share premium	1,563	2,216
Capital reserve	27,188	27,188

	33,910	34,647

Pursuant to the Articles of Association of the Company, the capital reserve can only be applied in paying up in full unissued shares to be allotted and distributed as fully paid bonus shares to the shareholders of the Company.

Share premium represents the amount by which the issue price of shares exceeds the par value of those shares. The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

New shares issued and fully paid up during the period comprise of:

	Number of Shares	Option/ Scrip Price	Proceeds Credited to		Total
			Share Capital Account	Share Premium Account
		(in HK$)	(in millions of HK$)	(in millions of HK$)	(in millions of HK$)
Employee share options exercised	1,786,500	8.44	2	13	15
Issued as scrip dividends	82,018,666	8.80	82	640	722

	83,805,166		84	653	737

8.    Bond and Notes Issued

Bonds and notes issued by the Group in the six months ended June 30, 2002 and 2003 comprise of:

	Six months ended June 30,
	2002		2003
	Principal Amount	Net Consideration Received	Principal Amount	Net Consideration Received
	(in millions of HK$)
Debt issuance program notes	—	—	1,600	1,593
HK dollar retail bonds	3,500	3,553	—	—

	3,500	3,553	1,600	1,593

The notes and retail bonds issued in the six months ended June 30, 2002 and 2003 were issued by a subsidiary, MTR Corporation (C.I.) Limited. The notes and retail bonds issued are unconditionally and irrevocably guaranteed by the Company, are direct, unsecured and unconditional obligations of MTR Corporation (C.I.) Limited and are unsubordinated to other unsecured and unsubordinated obligations of MTR Corporation (C.I.) Limited. The obligations of the Company under the guarantee are direct, unsecured, unconditional and unsubordinated to other unsecured and unsubordinated obligations of the Company. The net proceeds from the issuance were loaned to the Company for general working capital, refinancing or other corporate purposes.

9.    Adoption of New Accounting Policies

(a)  Deferred Tax

The HKSA issued SSAP 12, “Income Taxes” in August 2002, which supersedes the previous SSAP 12, “Accounting for Deferred Taxes”. The new standard became effective for accounting periods beginning on or after January 1, 2003. The Group has therefore adopted the new standard for the preparation of the Group’s interim consolidated financial statements for the six months ended June 30, 2003.

The new SSAP 12 requires deferred tax assets and liabilities to be provided in full using the liability method on temporary differences arising between the tax base of an asset or a liability and its carrying value in the financial statements at the balance sheet date. Deferred tax assets or liabilities arising from temporary differences need to be measured at the tax rates enacted or substantially enacted by the balance sheet date. The principal temporary differences in respect of the Company arise from depreciation of fixed assets, various expense provisions and tax losses carried forward.

Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary difference can be utilized.

In accordance with the already repealed old SSAP 12, the Group had previously adopted a policy not to provide for deferred taxation on timing differences unless they are expected to crystallize in the foreseeable future. Adoption of the new SSAP 12 therefore constituted a change in accounting policy and pursuant to SSAP 2 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current or prior periods presented), the Group has retrospectively restated the opening balances of the retained profits as of January 1, 2002 and 2003. The previously reported net profit for the six months ended June 30, 2002 and for the year ended December 31, 2002 have also been adjusted to reflect movements in the deferred income taxes account during the period. These effects are summarized as follows:

	Net Movements in Deferred Income Taxes
	Balance as of January 1, 2002	Six months ended June 30, 2002	Six months ended December 31, 2002	Balance as of January 1, 2003
	(in millions of HK$)
Retained profit as previously reported	14,407			16,487
Prior period adjustments in respect of:
- Deferred tax	(2,622)	(251)	(379)	(3,252)
- Share of non-controlled subsidiary’s deferred tax	2	(2)	(1)	(1)

Retained profit as restated	11,787			13,234

(b)  Lease Out and Lease Back Transactions

In March 2003, the Group entered into a series of structured transactions with unrelated third parties to lease out and lease back certain of its passenger cars (the “Lease Transaction”) involving a total original cost of HK$2,562 million and a total net book value of HK$1,674 million as of March 31, 2003. Under the Lease Transaction, the Group has leased the assets to institutional investors in the United States (the “Investors”), who have prepaid all the rentals in relation to the lease agreement. Simultaneously, the Group has leased the assets back from the Investors and will pay rentals in accordance with a pre-determined payment schedule. The Group has an option to purchase the Investors’ leasehold interest in the assets at a pre-determined dates for fixed amounts. Part of the rental prepayments received from the Investors has been placed in debt securities which will be sufficient to meet the Group’s rental obligations and the amount payable for exercising the purchase option under the Lease Transaction. Subject to certain events of default under the Lease Transaction, the Group retains legal title to the assets, and there are no restrictions on the Group’s ability to utilize these assets in the operation of the railway business.

As a result of the Lease Transaction, the Group received total cash of approximately HK$ 3,688 million and committed to long-term lease payments with an estimated net present value of approximately HK$3,533 million, which have been defeased by purchase of debt securities to meet the payment obligations. The Group received net cash amount of HK$141 million from the Lease Transaction.

As the long-term lease obligations have been defeased by the placement of securities, the transactions are not accounted for as leases and those liabilities and investments in debt securities are not recognized as obligations and assets of the Group. The net amount of cash received by the Group has been accounted for as deferred income and is being amortized to the Group’s profit and loss account over the terms of the respective leases.

10.    Post-Balance Sheet Events

On July 15, 2003, the practical completion certificate in respect of the property which represents the Company’s share of profit in kind in Two International Finance Centre was issued. According to the Company’s accounting policy, this represents the official handover of the property to the Company and the related property development profit is required to be recognized in its profit and loss account on that date. The receipt is expected to generate a net profit of approximately HK$3 billion, which will be reflected in the Company’s profit and loss account in the second half of 2003.

11.    Comparative Figures

Comparative figures have been restated and reclassified based on the change in accounting policy and adoption of new accounting standards as set forth in Note 9(a).

12.    Approval of Interim Financial Report

The interim financial report was approved by the Board on July 31, 2003.

13.    Summary of Differences Between HK GAAP and US GAAP

The Group’s consolidated interim financial statements are prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. The significant differences relate principally to the items listed below. Their effects on the Group’s profit (equivalent to “net income” under US GAAP) and on shareholders’ funds (equivalent to “shareholders’ equity” under US GAAP) are summarized below.

(a)  Revenue Recognition on Property Developments

Under HK GAAP, where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognized when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development. In addition, under HK GAAP, where the Group receives a distribution of the assets of the development upon completion of construction, profit is recognized based on the fair value of such assets at the time of receipt. Under US GAAP, such profits would be recognized during construction of the property on a percentage-of-completion basis.

(b)  Telford Plaza Headquarters Redevelopment

The Group entered into a joint venture agreement with a property developer to redevelop the headquarters building. Under HK GAAP, the redeveloped headquarters building retained by the Group was recorded as an addition of land and buildings at open market value. The shopping center and cash received from the developer, net of related costs, were recognized as property development profits. Under US GAAP, the redevelopment would be accounted for as a non-monetary transaction, and such redevelopment would be recorded at historical cost with no profit recognition thereon.

(c)  Asset Revaluations and Depreciation

Under HK GAAP, investment properties are stated on the basis of appraised value, and depreciation expense is not provided on such properties. Also under HK GAAP, self-occupied land and buildings are stated at their open market values on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Under US GAAP, such revaluations are not permitted. Accordingly, for the purposes of the reconciliation between HK GAAP and US GAAP, the properties of the Group, which are stated at appraised or open market value, have been restated at historical cost less accumulated depreciation. Depreciation has been based on the historical cost of the properties and the shorter of the unexpired lease term or the useful life of 50 years. The approximate gross historical cost of investment properties subject to depreciation under US GAAP, which are not depreciated under HK GAAP, amounted to HK$3,237 million and HK$3,254 million as of June 30, 2002 and 2003, respectively.

(d)  Depreciation of Certain Fixed Assets

Prior to 1995, under HK GAAP, the historical cost of the Group’s tunnel lining and underground civil structures was not depreciated. Under established industry practice in the United States for similar costs, depreciation is provided for financial accounting purposes over extended periods. For US GAAP purposes, the Group has depreciated such costs over a 100-year period.

Effective January 1, 1995, under HK GAAP, the Group re-appraised the estimated useful life of the tunnel lining and underground civil structures. In accordance with such re-appraisal, such costs are being depreciated over the number of years remaining using an original life of 100-year period. Such change in useful life was accounted for prospectively, with no cumulative adjustment recognized in 1995.

In addition, prior to 1995 under HK GAAP, the cost of leasehold land was not amortized based on assumed extensions of the leases. Under US GAAP, the amortization of the historical cost of leasehold land is provided over the life of the leases, without any consideration of renewals.

Effective January 1, 1995, under HK GAAP, all leasehold land is amortized over the unexpired terms of the leases. This change in accounting policy under Hong Kong GAAP was applied prospectively, with no cumulative adjustment recognized in 1995.

(e)    Pension Costs

In the past, under HK GAAP, the provision for the defined benefit element of the MTR Corporation Limited Retirement Scheme (the “Retirement Scheme”) was based on the contributions made to the Retirement Scheme. The adoption of the new SSAP 34 under HK GAAP has resulted in the provisions for deficiency of the Retirement Scheme’s present value of the defined benefit obligations over the fair value of the assets. Such transitional liability was recognized immediately against the opening balance of the retained profits as of January 1, 2002 under HK GAAP. Under US GAAP, the defined benefit element of the Retirement Scheme is recognized as a charge to income over the employees’ approximate service period, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 87. SFAS No. 87 focuses on the Retirement Scheme’s benefit formula as the basis for determining the benefit earned, and therefore the cost incurred, in each year. The determination of the benefit earned is actuarially determined and includes components for service cost, time value of money, return on plan assets and gains or losses from changes in previous assumptions. The actuarial valuation methods used are slightly different under HK GAAP and US GAAP, as are the pension expenses recognized. As such, the transitional liability of HK$44 million recognized immediately against the opening balance of the retained profits under HK GAAP is reversed under US GAAP. Adjustment on pension costs calculated by the actuarial method in accordance with SFAS No. 87 is made accordingly.

(f)  Income Taxes

In the past, the Group’s deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences, which are expected with reasonable probability to become payable in the foreseeable future. With respect to deferred tax assets (a net deferred tax debit), HK GAAP includes recognition criteria providing for net deferred tax assets, which are probable of recovery in the foreseeable future, with assurance beyond a reasonable doubt that taxable income will be generated in the future. With effect from January 1, 2003, revised SSAP 12 under HK GAAP requires full provision be made for all deferred taxes, except that deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary difference can be utilized. The adoption of revised SSAP 12 has eliminated most of the differences between HK GAAP and US GAAP. One of the differences which have remained is that under US GAAP a valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. Under US GAAP, “more likely than not” is defined as a likelihood of more than fifty percent. Furthermore, under HK GAAP, deferred taxation provided is based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. Accordingly, the Group’s deferred tax liability as of June 30, 2003 has been measured using an applicable tax rate of 17.5%, which was announced in March 2003 and subsequently enacted in July 2003. However, under US GAAP, deferred taxation has to be measured using the enacted rate, which is 16% as of June 30, 2003.

(g)  Capitalization of Certain Costs

Under HK GAAP, certain costs of a non-incremental nature are capitalized relative to the Airport Railway project and other capital projects. Under US GAAP, it is not permissible to capitalize these non-incremental costs. The preponderance of the capitalized costs relating to the capital projects is incremental in nature and, accordingly, is properly capitalized under both HK GAAP and US GAAP.

(h)  Interest

Under HK GAAP, interest earned on funds obtained by the Group specifically for the construction of the Airport Railway prior to the date of expenditure for such purpose is credited to railway construction in progress related to the Airport Railway project. Interest earned for this purpose includes notional interest on funds temporarily applied by the Group for purposes other than related to the construction of the Airport Railway. Under US GAAP, actual interest earned is included in the determination of profit for such period, and notional interest on funds temporarily applied is not recognized.

(i) Stock Based Compensation

Under HK GAAP, share options granted by the Company and shares granted by the principal shareholder (defined as shareholding larger than 10%) for no consideration to the employees of the Company are not required to be recognized in the profit and loss account of the Company. Under US GAAP, such share options and shares granted are accounted for in accordance with Accounting Principles Board Opinion No. 25 as contributions to capital with the offsetting charge to the profit and loss account as compensation expense. The compensation expense for the share grants is measured based on the quoted market price of the shares and, in case of share options, the difference between the quoted market price of the shares less the exercise price, at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known.

(j) Others

Other adjustments primarily represent the net effect of costs deferred under HK GAAP which are required to be recognized as expenses under US GAAP, and certain anticipated expenses recognized under HK GAAP which are not recognized as expenses under US GAAP until the related goods or services are received or provided.

(k) Derivative Instruments

Under US GAAP, effective January 1, 2001, the Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Group uses derivative instruments to manage exposures to foreign currency and interest rate risks. The Group’s objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

Under HK GAAP, derivative instruments are not required to be recorded on the balance sheet at fair value.

(l)	Reconciliation of Net Income to US GAAP

	Six months ended June 30,
	2002	2003	2003
	HK$	HK$	US$
	(in millions, except per share data)
Profit for the period in accordance with HK GAAP	1,612	113	14
Adjustments required under US GAAP
Revenue recognition on property developments	159	384	49
Depreciation on revalued properties and redevelopments	(32)	(33)	(4)
Depreciation on certain fixed assets	5	5	1
Difference in periodic pension cost	30	(7)	(1)
Deferred tax accounting	(56)	295	38
Capitalization of certain costs	(9)	(9)	(1)
Interest	(10)	(10)	(1)
Stock-based compensation	(7)	(7)	(1)
Derivative instruments including cumulative effect of adopting SFAS No. 133	(14)	(61)	(8)
Other	3	1	—
Tax effect of above adjustments	(21)	(43)	(5)

Net income for the period in accordance with US GAAP	1,660	628	81

Basic and diluted earnings per share	0.33	0.12	0.02

(m)	Reconciliation of Shareholders’ Equity to US GAAP

	As of December 31, 2002	As of June 30, 2003	As of June 30, 2003
	HK$	HK$	US$
	(in millions)
Shareholders’ funds in accordance with HK GAAP	53,574	52,980	6,794
Adjustments required under US GAAP
Revenue recognition on property developments	2,162	2,546	326
Accumulated depreciation on revalued properties and redevelopment	(364)	(397)	(51)
Asset revaluation reserves	(6,430)	(6,430)	(825)
Accumulated depreciation on certain fixed assets	(771)	(766)	(98)
Difference in periodic pension cost	(110)	(117)	(15)
Deferred tax accounting	11	306	39
Capitalization of certain costs	(1,239)	(1,248)	(160)
Interest	656	646	83
Derivative instruments, including cumulative effect of adopting SFAS No. 133	(501)	(469)	(60)
Other	40	41	5
Tax effect of above adjustments	(86)	(129)	(16)

Shareholders’ equity in accordance With US GAAP	46,942	46,963	6,022

(n)	Statement of Cash Flows

Under HK GAAP, cash flows from interest and finance charges are included in financing activities. Under US GAAP, cash flows from interest and finance charges for the periods presented would be included as operating activities. In addition, HK GAAP includes bank overdrafts within the definition of cash and cash equivalents, whereas US GAAP classifies bank overdrafts as financing activities. Summarized cash flow data by operating, investing and financing activities in accordance with US GAAP are set forth below:

	Six months ended June 30,
	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Net cash provided/(used) by:
Operating activities	2,238	1,593	204
Investing activities	(2,612)	(1,529)	(196)
Financing activities	1,865	(1,140)	(146)

Change in cash and cash equivalents	1,491	(1,076)	(138)
Cash and cash equivalents at beginning of period	215	1,718	220

Cash and cash equivalents at end of period	1,706	642	82

Exhibit 12.1

MTR CORPORATION LIMITED

Computation of

Ratios of Earnings to Fixed Charges

Based on HK GAAP

	Six months ended June 30,
	2002	2003
	(HK$ millions)
Profit before tax	1,865	486

Fixed charges:
Interest expenses	843	875
Amortization of debt discount or deferred debt costs	11	12
Representative portion of interest in operating lease expenses(1)	3	1

Total fixed charges (B)	857	888
Less: fixed charges capitalized	468	55

	389	833

Earnings before taxes and fixed charges (A)	2,254	1,319

Ratio of Earnings to Fixed Charges (A)/(B)	2.63	1.49

(1)	This amount represents one-third of the operating lease expenses of the Group.

A-1

Exhibit 12.2

MTR CORPORATION LIMITED

Computation of

Ratios of Earnings to Fixed Charges

Based on US GAAP

	Six months ended June 30,
	2002	2003
	(HK$ millions)
Net income in accordance with US GAAP	1,660	628
Adjustments:
US GAAP adjustments related to taxes:
Deferred tax accounting	56	(295)
Tax effect of adjustments	21	43

Income before tax in accordance with US GAAP	1,737	376

Fixed charges:
Interest expenses	843	875
Amortisation of debt discount or deferred debt costs	11	12
Representative portion of interest in operating lease expenses(1)	3	1

Total fixed charges (B)	857	888
Less: fixed charges capitalized	468	55

	389	833

Earning before taxes and fixed charges (A)	2,126	1,209

Ratio of Earnings to Fixed Charges (A) / (B)	2.48	1.36

(1)	This amount represents one-third of the operating lease expenses of the Group.

A-2